

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

6th December 2001

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.


02002554

Dear Sirs

Hongkong Land Holdings Limited ("HKLH")

We attach for your information a notification dated 6th December 2001 in respect of HKLH which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

Announcement Details

Company	Hong Kong Land Hldgs Ld
TIDM	HKLD
Headline	Director Declaration
Released	07:05 06 Dec 2001
RNS Number	2648O

Full Announcement Text

RNS Number:2648O
Hong Kong Land Hldgs Ld
6 December 2001

HONGKONG LAND HOLDINGS LIMITED (the "Company")

In respect of the appointment of Mr Charles Allen-Jones on the Board of the Company on 1st December 2001, we wish to advise the following details in respect of Mr Allen-Jones as required under paragraph 16.4 of the Listing Rules:

Mr Allen-Jones is a director of Caledonia Investments plc. We confirm that there are no other details in respect of Mr Allen-Jones as required under paragraph 16.4 of the Listing Rules which need to be disclosed by the Company.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Hongkong Land Holdings Limited

6th December 2001

www.jardines.com

END
